Mail Stop 4561

Mr. Earnest Mathis
President
Birch Branch, Inc.
2560 W. Main Street, Suite 200
Littleton, CO 80120

      Re: **Birch Branch, Inc.**
                 Form 10-KSB for Fiscal Year Ended June 30, 2006
                 Filed September 1, 2006
                 Forms 10-QSB for Fiscal Quarters Ended September 30, 2006 and
                 December 31, 2006
                 Filed November 14, 2006 and February 14, 2007
                 File No. 0-50936

Dear Mr. Mathis:

      We have reviewed your response letters dated March 14, 2007 and March 19, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB for fiscal year ended June 30, 2006

General

1.   We have reviewed your responses to prior comments 1 and 2. Please file a Form 10-KSB/A that incorporates your proposed revisions.

Signatures, page 11

2.   Please update to reference Form 10-KSB/A and to be dated as of the date of the amended report.

Exhibits

Exhibits 31.1 and 31.2

3.   We have reviewed your responses to prior comments 3 and 4. In addition to your proposed revisions, please update the certifications to refer to Form 10-KSB/A and to be dated as of the date on which you file the amended report.

Exhibits 32.1 and 32.2

4.   In your amended filing, please update the certifications to refer to Form 10-KSB/A and to be dated as of the date on which you file the amended report.

Form 10-QSB for the fiscal quarter ended September 30, 2006

Part I, Item 3. Controls and Procedures

5.   We have read your response to prior comment 5. In addition to your proposed revisions, please also revise to include the disclosures required by Item 308(c) of Regulation S-B.

Signatures, page 9

6.   Please update to be dated as of the date of the amended report.

Exhibits

Exhibits 31.1 and 31.2

7.   We have reviewed your response to prior comment 6. In addition to your proposed revisions, please update the certifications to refer to Form 10-QSB/A and to be dated as of the date on which you file the amended report.

Exhibits 32.1 and 32.2

8.   In your amended filing, please update the certifications to refer Form 10-QSB/A and to be dated as of the date on which you file the amended report.

Form 10-QSB for the fiscal quarter ended December 31, 2006

Note 5 – Related Party Transactions, page F-8

9.   We have read your response to prior comment 7. Please tell us your basis for valuing the common stock returned to the company in the transaction. Additionally, please tell us why your non-cash activity reflects only the difference between the proceeds received and the net book value of the assets surrendered rather than the entire value of the non-cash transaction.

Item 3 – Controls and Procedures, page 12

10.   We have reviewed your response to prior comments 8 and 9. In addition to your proposed revisions, please also revise to include the disclosures required by Item 308(c) of Regulation S-B.

Signatures, page 9

11.   Please update to be dated as of the date of the amended report.

Exhibits

Exhibits 31.1 and 31.2

12.   We have reviewed your response to prior comment 10. In addition to your proposed revisions, please update the certifications to refer to Form 10-QSB/A, to be dated as of the date on which you file the amended report and to conform exactly to the presentation set forth in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing..

Exhibits 32.1 and 32.2

13.   In your amended filing, please update the certifications to refer Form 10-QSB/A and to be dated as of the date on which you file the amended report.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief